SEC 12010133 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

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SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 ROSECRANS AVENUE, SUITE 3321
(No. and Street)

EL SEGUNDO, CALIFORNIA 90245
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH MILLER 310/606-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GINA M. ADLER
COMM. # 1938139
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. MAY 24, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Green
Hasson
Janks

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

GRIFFIN CAPITAL
guardians of wealth

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

February 24, 2012

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Gentlemen:

Enclosed please find two copies of the audited financial statements of Griffin Capital Securities, Inc. for the year ended December 31, 2011 including the Annual Audited Report Form X-17A-5 Part III Facing Page and signed and notarized Oath or Affirmation.

Very truly yours,

Joseph Miller
Chief Financial Officer

Enclosures

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to ~~(or affirmed)~~ before me on this 27th day of FEBRUARY, 2012,
Date Month Year
by
(1) KEVIN ALAN SHIELDS,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
~~(and~~
~~(2)~~ ______,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GINA M. ADLER
COMM. # 1938139
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. MAY 24, 2015

Place Notary Seal Above

Signature Gina M. Adler
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP [70]

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 16, 2012
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents		$ 439,148
Prepaid Expenses and Other Assets		159,620
TOTAL CURRENT ASSETS		598,768
FURNITURE AND EQUIPMENT (Net)		50,965
TOTAL ASSETS		$ 649,733

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts Payable and Other Liabilities	$ 320,213	
Income Tax Payable	311,000	
Due to Affiliate	9,646	
TOTAL LIABILITIES		$ 640,859
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	5,000	
Additional Paid-In Capital	9,118,379	
Accumulated Deficit	(9,114,505)	
TOTAL STOCKHOLDER'S EQUITY		8,874
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 649,733

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2011

REVENUES:		
Commissions	$ 3,571,826	
Other Income	8,200,000	
TOTAL REVENUES		$ 11,771,826
EXPENSES:		
Compensation and Benefits	3,594,479	
Commissions and Marketing Expense	2,684,803	
Conferences, Meetings and Sponsorships	1,032,363	
Travel and Entertainment	668,712	
General and Administrative	218,346	
Marketing and Printing	101,139	
Filing and Regulatory Fees	62,785	
Professional Fees	43,451	
Depreciation Expense	7,029	
TOTAL EXPENSES		8,413,107
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE		3,358,719
Income Tax Expense		311,000
NET INCOME		$ 3,047,719

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2011

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2011	5,000	$ 5,000	$ 4,188,379	$ (3,962,224)	$ 231,155
Contributed Capital	-	-	4,930,000	-	4,930,000
Distributions	-	-	-	(8,200,000)	(8,200,000)
Net Income	-	-	-	3,047,719	3,047,719
BALANCE AT DECEMBER 31, 2011	5,000	$ 5,000	$ 9,118,379	$ (9,114,505)	$ 8,874

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 3,047,719	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation Expense	7,029	
Increase in:		
Prepaid Expenses and Other Assets	(40,593)	
Accounts Payable and Other Liabilities	139,782	
Income Tax Payable	311,000	
Decrease in:		
Due to Affiliate	(15,215)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 3,449,722
CASH FLOWS USED IN INVESTING ACTIVITY:		
Purchase of Furniture and Equipment		(22,811)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Stockholder	(8,200,000)	
Capital Contribution by Stockholder	4,930,000	
NET CASH USED IN FINANCING ACTIVITIES		(3,270,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		156,911
Cash and Cash Equivalents - Beginning of Year		282,237
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 439,148

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering public and private placements of debt and equity financing on leased assets. The company was incorporated on June 26, 1991.

In February 2009, the company became the managing broker-dealer of a private REIT placement, Griffin Capital Net Lease REIT, Inc., (formerly The GC Net Lease REIT, INC.), (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2011, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) FAIR VALUE MEASUREMENTS (continued)

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2011, the company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, accounts payable and other liabilities, and the carrying amounts approximate fair value.

(e) FURNITURE AND EQUPMENT

Furniture and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of three to seven years.

(f) DEFERRED RENT LIABILITY

The company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2011, the deferred rent liability totaled $14,846, which is included in accounts payable and other liabilities.

(g) REVENUE AND EXPENSE RECOGNITION

Revenue related to the brokering of public and private placements is recognized when the services are completed. In most cases, this would be at the closing of the transaction.

Commission and marketing fees are earned on completed sales of the REIT's common stock. Such commission fees and, in some instances, a portion of the marketing fees are disbursed to participating broker-dealers, and are included as part of commission and marketing expense in the accompanying financial statements.

(h) INCOME TAXES

The company provides for income taxes on all transactions that have been recognized in accordance with ASC 740, *Income Taxes* (Income Tax Accounting). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including losses of the company as certain tax attributes such as net operating losses (NOLs) and capital loss carryforwards.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) INCOME TAXES

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2008 and state examinations for the years before 2007.

(j) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2011 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 16, 2012, the date these financial statements were available to be issued.

NOTE 2 - FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

Office Furniture	$	41,654
Office and Computer Equipment		22,811
TOTAL		64,465
Less: Accumulated Depreciation		(13,500)
NET FURNITURE AND EQUIPMENT	$	50,965

Depreciation expense for the year ended December 31, 2011 was $7,029.

NOTE 3 - RELATED PARTY TRANSACTIONS

Effective January 1, 2011, the company entered into a Dealer Manager Exclusivity Agreement ("Agreement") with Griffin Capital Corporation ("Griffin"), an entity related by common owner and the sponsor of the REIT. The agreement appointed the company to serve as the exclusive dealer manager for all programs sponsored by Griffin. The agreement stipulates that the company shall not participate in any other programs, unless authorized by Griffin. In consideration, Griffin paid the company a one-time exclusivity fee of $8,200,000. The agreement can be amended or terminated only by written agreement executed by both parties.

During the year ended December 31, 2011, the REIT incurred expenses in the amount of $9,646 which were repaid by the company subsequent to December 31, 2011.

NOTE 4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the company had a capital deficiency of $201,711.

On January 18, 2012, the company's stockholder contributed $310,000 of additional paid-in capital, which was used to offset the capital deficiency and restore the required net capital balance.

NOTE 5 - INCOME TAXES

The income tax expense is comprised of the following:

Current - Federal	$	-
Current - State		311,000
INCOME TAX EXPENSE	$	311,000

Deferred tax assets (liabilities) are comprised of the following:

DEFERRED TAX ASSETS (LIABILITIES):		
Net Operating Loss Carryforward	$	374,000
Accrued Vacation		73,000
State Income Taxes		(8,000)
Depreciation		(18,000)
NET DEFERRED INCOME TAX ASSETS BEFORE VALUATION ALLOWANCE		421,000
Valuation Allowance		(421,000)
NET DEFERRED INCOME TAXES	$	-

The difference between income tax expense as a percentage of income before taxes and the federal statutory rate of 34% is due primarily to the effect of utilizing the net operating loss (NOL) carryforward during the year ended December 31, 2011.

As of December 31, 2011, the company has a NOL carryforward available to be utilized for state income tax purposes of approximately $3,635,000, which will begin to expire in the year 2020. The state NOL could not be used for the year ended December 31, 2011 due to the state legislature temporarily suspending the use of an NOL carryforward.

A valuation allowance has been established against net the deferred income tax assets, which may not be realized. During the year ended December 31, 2011, the valuation allowance decreased by $1,132,000.

NOTE 6 - COMMITMENTS

OPERATING LEASES

The company has an operating lease for its offices in Los Angeles which expires in December 2014.

For the year ended December 31, 2011, total rent expense was approximately $30,747.

The company is obligated under a non-cancelable operating leases as follows:

Year Ending December 31		
2012	$	56,060
2013		57,592
2014		59,321
TOTAL	$	172,973

NOTE 7 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the company will continue to receive financial support. As of December 31, 2011, the company has an accumulated deficit of $9,114,505 and its current liabilities exceeded its current assets by $42,091. Management has been able to obtain support in the past from its stockholder, and believes that it can continue to obtain additional capital investments to adequately fund future operations of the company.

NOTE 8 - SUBSEQUENT EVENT

On November 7, 2011, the company entered into a dealer manager agreement with Griffin American Healthcare REIT II, Inc. ("GAHR"), formerly known as Grubb & Ellis Healthcare REIT II, Inc, whereby the company will serve as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on January 9, 2012.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

Board of Directors
Griffin Capital Securities, Inc.

We have audited the accompanying financial statements of Griffin Capital Securities, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February ______, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

February 16, 2012
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

NET CAPITAL:		
Total Stockholder's Equity	$	8,874
Deductions:		
Non-allowable Assets		(210,585)
NET CAPITAL	$	(201,711)
TOTAL INDEBTEDNESS:		
Accounts Payable and Other Liabilities	$	320,213
Income Tax Payable		311,000
Due to Affiliate		9,646
TOTAL INDEBTEDNESS	$	640,859
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness		N/A
Excess Net Capital		N/A
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness		N/A
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness		N/A
Ratio: Aggregate Indebtedness to Net Capital		N/A

See Independent Auditors' Report on Supplemental Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2011

Net Capital as Reported in the Company's Focus Report Part II	$	(201,711)
Net Capital Per Schedule I		(201,711)
DIFFERENCE	$	-

Subsequent to December 31, 2011, the stockholder contributed $310,000 of additional paid-in capital in order to restore the required net capital balance. The contribution was delayed in order for management to finalize all financial amounts thereby allowing management to calculate a meaningful estimate for income tax payable.

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

See Independent Auditors' Report on Supplemental Information

Green Hasson Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Griffin Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Griffin Capital Securities, Inc. (the company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

February 16, 2012
Los Angeles, California

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com

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